FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: A proposal for the sale of ICICI Bank’s shareholding in
               ICICI Bank Eurasia Limited Liability Company
IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Board of Directors of ICICI Bank Limited at its meeting held at Mumbai today, approved a proposal for the sale of ICICI Bank’s shareholding in ICICI Bank Eurasia Limited Liability Company (IBEL), a non-material wholly-owned banking subsidiary in Russia, to Sovcombank, an unrelated third party Russian bank.

At September 30, 2014, IBEL had total assets of RUB 4.5 billion and paid-up equity capital of RUB 1.6 billion. IBEL’s profit after tax in the six months ended September 30, 2014 was RUB 28 million. IBEL accounted for less than 0.1% of ICICI Bank’s consolidated total assets at that date and consolidated profit after tax for the period.

The sale is subject to execution of definitive agreements and regulatory approvals. The purchase price will be determined on the transaction completion date based on the financial statements of IBEL at that date. The transaction is expected to conclude by the end of the financial year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 5, 2014	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary